

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Via E-mail
Andrew Brodkey, CEO
Titan Iron Ore Corp.
3040 North Campbell Ave., #110
Tucson, AZ 85719

Re: Titan Iron Ore Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 10, 2013
File No. 333-185099

Dear Mr. Brodkey:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated December 19, 2012.

General

1. We note your response to prior comment one. We are unable to concur with your conclusion that the purchase price for securities underlying a put is outside of the investor's control. Because the pricing period follows the date of any drawn down notice, it appears possible that Ascendiant could affect the market price at which it purchases the shares. Also, in view of Titan's ability to determine a new minimum price each time it issues a draw-down notice, it appears that there has been no meeting of the minds with respect to the pricing terms of the equity line and the private placement between Titan and the equity line investor is therefore not complete. For these reasons, we believe you should withdraw the registration statement. In any re-negotiated equity line agreement, consider utilizing a pricing period that precedes that date of any draw down notice. Also, ensure, that neither the company nor Ascendiant is able to influence the floor price that will apply to any put, or to amend or waive such provisions.

Risk Factors

"We may have difficulty accessing our properties," page 8

3. Please revise the caption of this risk factor to candidly state that you currently are unable to conduct activities on the property because an owner of an adjoining property has denied you access. Move the information regarding the potential seasonal nature of your activities on the property so that it follows the discussion of the complete denial of access by the landowner.

Offering

Securities Purchase Agreement with Ascendiant Capital Partners, LLC (Equity Line of Credit), page 16

4.   We note your response to prior comment 11 and that you did not provide in this section a range of possible discounts Ascendiant Capital Partners may receive when purchasing your common stock pursuant to an equity line draw on the fourth and fifth payment dates. We also note your response to prior comment 10, in which you indicate that it is impossible to quantify the additional discount that Ascendiant will receive when it purchases your common stock on the fourth and fifth payment dates. We continue to believe that you should provide quantitative information that enables investors to understand the effects of the additional discount received by Ascendiant on the fourth and fifth payment dates. Accordingly, please revise this section and the risk factor discussion on page 13 to provide a range of possible discounts based on reasonable estimates of the number of shares to be issued on the fourth and fifth payment dates and the prices at which such shares will be sold, or explain in more detail in your response letter why it is not possible to provide such estimates.

Description of Business

Progress, page 28

5.   You disclose in this section that the ore stockpile at Iron Mountain contains run of mine grade material. Revise this section to explain the meaning of the term "run–of-mine" grade material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

6.   We note your response to prior comment 19. You indicate in this section that possible sources of capital relate to sales of the stockpile of iron ore tailings at Iron Mountain and the pit and titaniferous iron ore resource at Iron Mountain. Revise this section to provide a more detailed description of the stockpile, such as tonnage, and support the claim that the stockpile contains substantiated iron and titanium grades at 52% and 15%, respectively. Also, discuss in detail the iron ore and titanium markets. Disclose the market specifications for ores and other salable products and the current prices. Discuss whether you have a readily marketable product and, if not, address what must be done to the product to make it marketable and the expense involved. Describe shipping conditions, including whether there are paved or dirt roads, the locations of transshipment terminals, rail lines, smelter and furnaces, and the locations of potential customers. Discuss the distances that would need to be traveled, including the cost per mile. Discuss typical smelter/furnace terms and conditions. Finally, disclose whether you have

performed a feasibility study to determine the economic viability of processing and shipping the ore to potential customers.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
Bernard Pinsky, Esq.
Clark Wilson LLP